December 19, 2019

John V. Whitman, Jr.
Chief Executive Officer
Sports Venues of Florida, Inc.
1220 Fordham Dr.
Sun City Center, FL 33573

       Re: Sports Venues of Florida, Inc.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed December 4, 2019
           File No. 024-11089

Dear Mr. Whitman, Jr.:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 26, 2019 letter.

Amendment No. 2 to Form 1-A filed December 4, 2019

Offering Circular Cover Page, page 1

1. We note your disclosure that your price range is $.025 to $.08 for a maximum offering of
       120 million shares of common stock and the maximum offering amount is $3 million for any share price within the range. Please revise to also include the maximum number of shares for the upper price range. It appears that the text for footnote ** is missing. Please revise accordingly.
 John V. Whitman, Jr.
Sports Venues of Florida, Inc.
December 19, 2019
Page 2
Summary
Our Company
Risk Factors, page 1

2. We note your disclosure in the first paragraph here that the minimum offering is $5,000.
       We also note your disclosure on page 25 that there is no minimum amount to be raised in this offering. Please reconcile these inconsistencies.
Business, page 17

3. In your response letter filed November 12, 2019 to comment three in our letter dated
       October 28, 2019, you stated that you "removed any reference to acquisition(s) which were mistakenly inserted". We note that in this amendment you have included disclosure in your Use of Proceeds section that you intend to use the proceeds to acquire existing revenue generating businesses. You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form
       1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please revise the offering circular to limit the use of offering proceeds to companies identified in the offering circular or withdraw your Form 1-A.
Plan of Distribution, page 25

4. We note your added disclosure reference to "Unit". Please explain how your offering includes Units or remove this disclosure.
       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Claire Erlanger,
Staff Accountant, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-
3345 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn V. Whitman, Jr.
                                                             Division of
Corporation Finance
Comapany NameSports Venues of Florida, Inc.
                                                             Office of
Manufacturing
December 19, 2019 Page 2
cc:       Jackson L. Morris
FirstName LastName